Exhibit 99.1

Press release

EMBARGOED – NOT FOR PUBLICATION BEFORE 07:00HRS ON WEDNESDAY, MAY 5, 2004

FINANCIAL RESULTS FOR FIRST QUARTER ENDED APRIL 4, 2004

Oxfordshire, UK – May 5, 2004: Bookham Technology plc (“Bookham”) (LSE: BHM, NASDAQ: BKHM), a leading provider of optical and RF components, modules and subsystems used in various applications and industries, including telecommunications, today announced results for the first quarter ended April 4, 2004.

Key points for the first quarter ended April 4, 2004

•                  Revenues in the first quarter 2004 in US Dollars, the principal currency in which the company receives orders, were $41.3 million, up 2% from fourth quarter 2003 revenues of $40.5 million and up 25% from first quarter 2003, in line with management expectations.  In Sterling, the revenues were £22.5 million, slightly down from fourth quarter 2003 revenues of £24.0 million, and up 7% from first quarter 2003. The average US Dollar to Sterling exchange rate declined 8% from the fourth quarter 2003, again in line with management expectations.

•                  Gross margin was negative 4% of revenues under UK GAAP, and negative 2% of revenues, under US GAAP, down from the fourth quarter 2003, but ahead of management expectations, principally due to the decline in the US Dollar relative to Sterling.

•                  Cash burn excluding the impact of the acquisition of New Focus, Inc. (“New Focus”) was £11.1 million ($20.4 million) up from £8.9 million ($15.0 million) in the fourth quarter 2003, and in line with management expectations.

•                  The net loss under UK GAAP was £16.0 million ($29.4 million), an increased loss of £9.0 million from the fourth quarter 2003 results which benefited from £4.3 million of exceptional income compared with £2.8 million in first quarter 2004.  Under US GAAP, the net loss was £17.5 million ($32.1 million).

•                  The acquisition of New Focus was completed on March 8, 2004.  The integration plans are proceeding well and all major organizational changes are now complete.

•                  In March, the company announced the opening of an advanced manufacturing facility in Shenzhen, China. The factory in Shenzhen, which is expected to substantially reduce the cost of assembling the company’s products, was obtained through Bookham’s recent acquisition of New Focus and the company has commenced staffing for this facility on a rapid timescale.

Commenting on the results, Giorgio Anania, Chief Executive Officer, said: “The major event this quarter was the completion of our acquisition of New Focus, which brings us additional revenues and new customers, a significant strengthening of our cash position and a cost-reduction route through the large assembly facility in Shenzhen, China.  Growth in revenues to customers other than Nortel has continued, as in previous quarters, increasing 5% sequentially.  We have started to see traction with the thin-film passive products and subsystems, through our acquisitions of Cierra Photonics and Ignis Optics in 2003.  In addition we have commenced the first pre-production shipments of our high-power lasers into industrial markets.

“With the continuing negative impact of a weak US Dollar, we continue to move aggressively with further cost reduction initiatives in the business, including the rapid commissioning of the China manufacturing facility.  Our intention is to reduce overhead costs by approximately 25% from current levels over the next 12 months.”

Operating review

Operations

The acquisition of New Focus was completed on March 8, 2004.  This acquisition is expected to increase the critical mass of the company’s non-telecom business, enabling the company to diversify its customer base, as well as providing significant additional cash resources.  To date, the integration process is proceeding well.  New Focus provides photonics and microwave solutions to diversified markets, including the semiconductor, defence, research, industrial, biotech/medical and telecom test and measurement industries.  Important product solutions include opto-electronics, photonics subsystems, photonic tools, tunable lasers, and microwave radio-frequency amplifiers.

In March, the company announced the opening of an advanced manufacturing facility in Shenzhen, China as part of its wider strategy for the Asia Pacific region, where it has seen revenue growth in the last two years.  The factory in Shenzhen was obtained through Bookham’s acquisition of New Focus and the company has commenced recruitment with a goal to rapidly staff this facility.   A management team has been put in place covering all the key functions (manufacturing, information systems, purchasing, finance, HR, quality, facilities and logistics).  The initial products to be transferred to the Shenzhen facility have been identified and include transmitter and receiver optical assemblies, along with mini amplifiers.  The Shenzhen facility is currently being prepared to receive the first transfers of equipment from the Paignton, UK, facility where these products are currently manufactured.

Customers

Key customers for the quarter included Nortel Networks and Marconi Communications, representing respectively 48% and 12% of total revenues.  Nortel Networks represented 58% in the fourth quarter 2003.  Revenues from customers other than Nortel Networks and Marconi increased 5% sequentially in US Dollar terms, excluding the impact of the acquisition of New Focus.

In April, the company announced it had received the Gold Supplier of the Year Award from Huawei, China’s leading telecommunications company and one of the larger optical networks manufacturing companies in the world.  The award recognizes the company’s service and support to Huawei during 2003 and was the only Gold award presented to a component supplier.  The award is an important step in building a long-term relationship with Huawei, as one of the company’s key customers, and recognizes the strength of the relationship which Bookham hopes to build upon and strengthen further in the future.

Change of domicile

Following the substantial transformation in the company’s business activities, customer base and shareholder ownership in the four years since its initial public offering, the company believes that it may be in the best interests of Bookham to effect a change the corporate domicile and primary listing of Bookham Technology plc to the United States.  No firm decision has been taken regarding the definitive timing of such a move which would, in any event, require shareholder approval.

Other developments

Professor David Simpson, Vice Chairman and non-executive director of the board has decided to retire at the conclusion of the Annual General Meeting on June 2, 2004.  David joined the company in 1995 and the Board would like to thank him for his support over the years.

Financial commentary

All US dollar numbers have been translated at £1 = $1.835 (P&L and cashflow) and £1 = $1.855 (Balance Sheet), for the convenience of the reader.

First quarter ended April 4, 2004

Revenues:  Revenues in the first quarter 2004 in US Dollars, the principal currency in which the company receives orders, were $41.3 million, up 2% from fourth quarter 2003 revenues of $40.5 million.  In Sterling, revenues were £22.5 million, slightly down from fourth quarter 2003 of £24.0 million, and in line with management expectations.  The average US Dollar to Sterling exchange rate declined 9% from the fourth quarter 2003, again in line with management expectations.  Compared with the first quarter 2003, revenues were up 25% in US Dollars and 7% in Sterling.

The first quarter 2004 included revenues from New Focus for the period from the acquisition of New Focus on March 8, through to the quarter end, amounting to £1.5 million ($2.8 million).  Excluding revenues from New Focus, US Dollar revenues in the first quarter 2004 of $38.5 million were down 5% sequentially from the fourth quarter 2003 and up 17% from the first quarter 2003, in line with management expectations.  The sequential decline between the fourth quarter 2003 and the first quarter 2004 was a result of the reduction in sales to Nortel Networks, partially offset by an increase in revenues to other customers.

As part of the acquisition of Nortel Networks’ optical components business in November 2002, Bookham entered into a three-year supply agreement with Nortel Networks expiring in November 2005. The agreement consists of two elements: a commitment to purchase a minimum percentage of Nortel Networks’ demands for certain component categories for the three years, as well as a minimum purchase amount of $20 million of product from Bookham on a quarterly basis for six quarters. The minimum purchase amount commitment expired at the end of the first quarter 2004.

Operating loss: The gross loss (loss at the gross margin level) under UK GAAP was £0.9 million ($1.7 million), declining from a pre-exceptional profit of £1.5 million ($2.5 million) in the fourth quarter 2003 and improved from a pre-exceptional loss of £5.0 million in the first quarter 2003.  The gross margin profit has declined from 6.3% in the fourth quarter 2003, to (4%) of revenues in the first quarter 2004, but improved from a loss of (24%) in the first quarter 2003.  The decline in the gross margin between quarters is principally due to the adverse impact of the US Dollar offset by reduced depreciation and lower equipment maintenance costs.

Under US GAAP, gross margin declined to (2%) and the gross loss was £0.4 million ($0.8 million). The primary difference between US and UK GAAP relates to lower depreciation under US GAAP.

Operating expenses under UK GAAP in the first quarter 2004 were £18.9 million ($34.6 million), an increase of £3.5 million ($6.4 million) from fourth quarter 2003.  This was principally due to increased exchange losses on US Dollars, amortization charges, the consolidation of New Focus for the acquisition period and higher costs associated with corporate filings.  Under US GAAP, the operating expenses were £15.9 million ($29.2 million).  The difference to the UK GAAP based costs relates principally to the differing treatment of exchange differences and depreciation and amortization charges.

Restructuring and other charges (charges for US GAAP): In the first quarter 2004, there were no material exceptional items under UK GAAP. Under US GAAP, charges amounted to a loss of £3.1 million ($5.7 million) arising from an IPR&D write-off following the New Focus acquisition.

Interest, asset sales and other income: Asset sales comprised profits of £2.8 million ($5.2 million) of fixed asset sales (UK GAAP), which arose from equipment sales of assets from the Milton and Ottawa facilities.  Net interest, under UK GAAP, for the first quarter was £1.0 million income compared with £1.6 million expense in the fourth quarter 2003.  Net interest includes a net gain amounting to £1.2 million ($2.2 million) arising from weakness in the US Dollar as compared to Sterling.

Under US GAAP, other income includes the fixed asset sales of £2.8 million ($5.2 million), foreign exchange losses of £1.8 million ($3.3 million) and net interest income of £1.0 million ($1.8 million).

Net loss: The net loss under UK GAAP amounted to £16.0 million ($29.4 million) or £0.07 per share, and under US GAAP were £17.5 million ($32.1 million) or $0.07 per share.

Cash and cash equivalents: Cash and cash equivalents as of April 4, 2004 were £76.6 million ($142.1 million) compared with £39.0 million ($65.8 million) as at December 31, 2003.

The increase in cash and cash equivalents is due to the net £52.4 million ($97.2 million) cash which has been consolidated following the acquisition of New Focus.

New Focus acquisition: Under UK GAAP, goodwill amounting to £50.9 million ($94.4 million) arose from consideration of £107.1 million ($198.7 million) and fair value of net assets acquired was £56.3 million ($104.4 million).

Under US GAAP, goodwill amounting to £44.6 million ($82.7 million) arose from consideration of £114.0 million ($211.5 million) and fair value of net assets acquired was £69.4 million ($128.7 million).  See the basis of preparation, on page 17, for further details of the fair value adjustments.

Cash flow: Total cash burn for the first quarter 2004, excluding the acquisition of New Focus, was £11.1 million ($20.4 million)].

Capital expenditure in the period amounted to £1.5 million ($2.8 million); working capital improved by £1.4 million ($2.6 million) under UK and US GAAP, principally due to a reduction in stock, debtors and increased creditors.

Outlook

In the second quarter 2004, the company anticipates revenues, denominated in US Dollars, to be down between 3% and 12% from the first quarter 2004, principally due to the anticipated lower demand in the quarter from Nortel Networks.  Assuming an exchange rate of £1 = $1.80, the company anticipates revenues to be in the range of £20 million to £22 million ($36 million to $40 million) for the quarter.

The company estimates that gross margin will be in the range of negative 6% to negative 12% for the second quarter 2004, as a result of lower revenues and the continuing negative foreign exchange impact.

Going forward, the company will continue to implement cost reduction initiatives, including the transfer of production costs which are expected to deliver results later in the year.  The company anticipates cash burn to be between £12 million and £15 million ($22 million to $28 million) in the second quarter 2004, principally due to lower revenues and the impact of foreign exchange.

For further information, please contact:

Bookham Technology: +44 (0) 1235 837000
Giorgio Anania – Chief Executive Officer
Steve Abely – Chief Financial Officer
Sharon Ostaszewska – Director Communications

For media interviews – please contact:
Emma Deegan - +44 (0) 1235 837573
Brian Dolby/Helen Lyman-Smith – GBCS PR - +44 115 950 8399

The company will be hosting a conference call to discuss this set of results on Wednesday May 5, 2004 at 13.30 (BST), 08.30 (EST).  Dial in numbers are as follows:

UK/European participants	+44 (0) 20 7162 0184
US participants	+1 888 222 0364

A taped recording will be available for 30 days.  Dial in numbers are as follows:

UK/European participants	+44 (0) 20 8288 4459
(access code: 702772)

US participants	+1 334 323 6222
(access code: 702772)

The call can also be accessed on the company’s web site, www.bookham.com.  In addition, a presentation which will be used during the call, will be available on the web site, through the webcast link on the home page.

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical and RF components, modules and subsystems.  Bookham’s disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers’ needs.  The company’s optical and RF components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military.  In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi.  In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

More information on Bookham Technology is available at www.bookham.com

Statements made in this press release that are not historical facts include forward-looking statements that involve risks and uncertainties.  Important factors that could cause actual results to differ from those indicated by such forward-looking statements include, among others, recovery of industry demand, the need to manage manufacturing capacity, production equipment and personnel to anticipated levels of demand for products, the ability to integrate the operations of New Focus, reductions in demand for optical components, expansion of our business operations, quarterly variations in results, currency exchange rate fluctuations, manufacturing capacity yields and inventory, intellectual property issues and other uncertainties that are discussed in the “Risk Factors” sections of our Annual Report on Form 20-F for the year ended December 31, 2003.  Forward-looking statements represent our estimates as of today, and should not be relied upon as representing our estimates as of any subsequent date.  While we may elect to update forward-looking statements in the future, we disclaim any obligation to do so.

Bookham Technology plc

Consolidated Profit and Loss Account – UK GAAP

First Quarter ended April 4, 2004

	April 4, 2004	December 31, 2003	March 30, 2003	April 4, 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	$ ’000

Turnover	22,509	23,994	21,048	41,304
Cost of sales	(23,410)	(21,092)	(27,847)	(42,958)
Gross (loss)/profit	(901)	2,902	(6,799)	(1,654)
Administrative expenses
Research and development	(6,835)	(7,279)	(9,184)	(12,542)
Selling, general and other expenses	(12,047)	(8,268)	(9,486)	(22,105)
	(18,882)	(15,547)	(18,670)	(34,647)
Other operating (expense)/income	(45)	(21)	115	(82)
Operating loss	(19,828)	(12,666)	(25,354)	(36,383)
Profit on disposal of fixed assets	2,830	1,866	—	5,193
Interest, net	968	1,614	367	1,776
Loss on ordinary activities before taxation	(16,030)	(9,186)	(24,987)	(29,414)
Tax on loss on ordinary activities	—	2,121	—	—
Loss for the financial period	(16,030)	(7,065)	(24,987)	(29,414)

Loss per ordinary share (basic and diluted)	£(0.07)	£(0.03)	£(0.12)	$(0.12)

Weighted average ordinary shares and ADSs outstanding (‘000)	239,763	215,708	204,951	239,763

Bookham Technology plc

Statement of Total Recognised Gains and Losses

First Quarter ended April 4, 2004

	Q1 2004	Q4 2003	Q1 2003	Q1 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	$’000

Loss for the quarter	(16,030)	(7,065)	(24,987)	(29,414)
Exchange difference on translation of subsidiaries	649	599	1,017	1,191

Total losses recognised since last quarter	(15,381)	(6,466)	(23,970)	(28,223)

Bookham Technology plc

Consolidated Balance Sheet – UK GAAP

	April 4, 2004	December 31, 2003	March 30, 2003	April 4, 2004
	Unaudited	Audited	Unaudited	Unaudited
	£’000	£’000	£’000	$ ’000

Intangible fixed assets	85,786	35,990	41,227	159,133
Tangible fixed assets	59,395	53,490	53,434	110,178
Investments	190	—	—	352
	145,371	89,480	94,661	269,663

Stocks	26,595	24,931	20,670	49,334
Debtors	27,961	22,299	21,052	51,868
Cash at bank and in hand	76,618	38,955	87,713	142,126
	131,174	86,185	129,435	243,328
Creditors: amounts falling due within one year	(24,663)	(20,701)	(31,960)	(45,750)
Net current assets	106,511	65,484	97,475	197,578

Total assets less current liabilities	251,882	154,964	192,136	467,241
Creditors: amounts falling due after more than one year	(27,180)	(28,372)	(32,221)	(50,419)
Provisions for liabilities and charges	(19,033)	(10,054)	(3,447)	(35,306)
Net assets	205,669	116,538	156,468	381,516

Capital and reserves
Called up capital	993	723	683	1,842
Share premium account	512,247	407,190	404,187	950,218
Other reserves	21,574	22,389	10,740	40,020
Profit and loss account	(329,145)	(313,764)	(259,142)	(610,564)
Equity shareholders’ funds	205,669	116,538	156,468	381,516

Bookham Technology plc

Consolidated Cash Flow Statement for the

First Quarter ended April 4, 2004 – UK GAAP

	Quarter ended April 4, 2004	Quarter ended December 31, 2003	Quarter ended March 30, 2003	Quarter ended April 4, 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	$ ’000

Net cash outflow from operating activities	(13,202)	(12,217)	(15,077)	(33,685)

Returns on investments and servicing of finance	(218)	(59)	685	(400)

Taxation	—	(147)	—	—

Capital expenditure and financial investment	380	2,882	(3,313)	697

Acquisitions and disposals	49,829	(34)	—	100,896

Financing	874	601	—	1,604

Increase/(decrease) in cash	37,663	(8,974)	(17,705)	69,112

Bookham Technology plc

Consolidated Statement of Operations – US GAAP

First Quarter ended April 4, 2004

	(1) Before Charges April 4, 2004	Charges April 4, 2004	After Charges April 4, 2004	After Charges December 31, 2003	After Charges March 30, 2003	After Charges April 4, 2004
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	£’000	£’000	$ ’000

Net revenues	22,509	—	22,509	23,994	21,048	41,304
Cost of net revenues	(22,945)	—	(22,945)	(21,644)	(27,826)	(42,104)

Gross (loss)/profit	(436)	—	(436)	2,350	(6,778)	(800)
Operating expenses
Research and development	6,841	—	6,841	7,466	9,127	12,553
Selling, general and administrative	9,079	—	9,079	5,272	8,189	16,660
Impairments	—	—	—	(844)	—	—
IPR&D	—	3,113	3,113	90	—	5,712
Closure costs	—	—	—	112	173	—
National Insurance on Stock Options	—	—	—	4	—	—
Total operating expenses	15,920	3,113	19,033	12,100	17,489	34,925
Operating loss	(16,356)	(3,113)	(19,469)	(9,750)	(24,267)	(35,725)
Other income	1,993	—	1,993	1,965	(298)	3,656
Loss before income taxes	(14,363)	(3,113)	(17,476)	(7,785)	(24,565)	(32,069)
Provision for income taxes	—	—	—	2,121	—	—
Net loss	(14,363)	(3,113)	(17,476)	(5,664)	(24,565)	(32,069)

Net loss per ordinary share and ADS (basic and diluted)	£(0.06)	£(0.01)	£(0.07)	£(0.03)	£(0.12)	$(0.13)
Weighted average ordinary shares and ADSs outstanding (‘000)	239,763	239,763	239,763	215,708	204,951	239,763

(1)                                 Management believes that the presentation of this information is useful to investors because such information excludes charges associated with the company’s past acquisitions and restructuring activities and gives investors insight into the profitability of the company’s operating business.  Management believes that presenting financial measures exclusive of charges helps identify trends in the company’s business and the company uses these measures to establish budgets and operational goals, to manage the business and evaluate the performance of the company.

Bookham Technology plc

Consolidated Statements of Comprehensive Income – US GAAP

First Quarter ended April 4, 2004

	Q1 2004	Q4 2003	Q1 2003	Q1 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	$’000

Loss for the quarter	(17,476)	(5,664)	(24,565)	(32,069)
Exchange difference on translation of subsidiaries	649	599	1,017	1,191
Unrealised foreign exchange (loss)/gains on unexpired hedges	(45)	167	—	(83)

Total losses recognised in the quarter	(16,872)	(4,898)	(23,548)	(30,961)

Bookham Technology plc

Consolidated Balance Sheet – US GAAP

	April 4, 2004	December 31, 2003	March 30, 2003	April 4, 2004
	Unaudited	Audited	Unaudited	Unaudited
	£’000	£’000	£’000	$’000

Assets
Current Assets:
Cash and cash equivalents	76,618	38,955	87,713	142,126
Accounts receivable, net	18,066	15,584	12,015	33,512
Inventories, net	26,595	24,931	20,670	49,334
Prepaid expenses and other current assets	9,348	6,881	9,037	17,341
Total current assets	130,627	86,351	129,435	242,313

Goodwill and other intangible assets	79,734	25,410	24,895	147,907
Property and equipment	46,453	39,642	44,086	86,170
Other assets	190	—	—	353
	257,004	151,403	198,416	476,743

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other accrued expenses	24,663	20,701	31,960	45,750
Total current liabilities	24,663	20,701	31,960	45,750
Long-term obligations	46,132	38,345	35,588	85,575
Shareholders’ equity	186,209	92,357	130,868	345,418
	257,004	151,403	198,416	476,743

Bookham Technology plc

Consolidated Cash Flow Statement for the

First Quarter ended April 4, 2004 – US GAAP

	Quarter ended April 4, 2004	Quarter ended December 31, 2003	Quarter ended March 30, 2003	Quarter ended April 4, 2004
	Unaudited	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000	$’000

Net income	(17,476)	(5,664)	(24,565)	(32,069)

Adjustments to reconcile net loss to net cash Provided by operating activities:

• Depreciation	2,031	769	1,661	3,727

• Amortisation	1,506	1,311	1,474	2,764

• Changes in operating assets and liabilities (net of acquisitions):	(884)	(4,690)	5,941	(1,622)

• Other adjustments	1,403	(4,149)	(538)	2,575

Net cash outflows from operating activities	(13,420)	(12,423)	(16,027)	(24,625)

Net cash inflows from investing activities	50,209	2,851	(1,678)	92,133

Net cash inflows from financing activities	874	598	—	1,604

Increase/(decrease) in cash	37,663	(8,974)	(17,705)	69,112

Bookham Technology plc

Summary of significant differences between accounting principles generally accepted in the UK (UK GAAP) and United States generally accepted accounting principles (US GAAP)

The principal differences between the company’s accounting policies under UK GAAP and those under US GAAP are set out in Note 30 of the Notes to the Financial Statements of Bookham Technology’s Annual Report on Form 20-F for the year ended December 31, 2003.  The following tables provide a reconciliation of the loss for the financial period and equity shareholders’ funds prepared under UK GAAP to equivalent information prepared under US GAAP.

UK/US GAAP Reconciliation – Profit and Loss Account

	April 4 2004	December 31, 2003	March 30, 2003
	Unaudited	Unaudited	Unaudited
	£’000	£’000	£’000

Loss for the financial period under UK GAAP	(16,030)	(7,065)	(24,987)
US GAAP Adjustments:
Amortisation of goodwill	1,880	17	884
Difference in amortisation of intangible assets	(1,114)	(129)	(724)
Difference of depreciation of tangible assets	907	1,603	262
In-process research and development	(3,119)	(90)	—
Net loss as adjusted to accord with US GAAP	(17,476)	(5,664)	(24,565)

Bookham Technology plc

UK/US GAAP Reconciliation – Balance Sheet

	April 4, 2004	December 31, 2003	March 30, 2003
	Unaudited	Audited	Unaudited
	£’000	£’000	£’000

Equity shareholders’ funds under UK GAAP	205,669	116,538	156,468
US GAAP Adjustments:
Goodwill
Cost	(32,673)	(26,360)	(35,369)
Amortisation	5,011	3,130	1,326
Net	(27,662)	(23,230)	(34,043)

Intangible assets
Cost	26,854	16,778	19,476
Amortisation	(5,243)	(4,127)	(1,764)
Net	21,611	12,651	17,712

Tangible assets
Cost	(68,089)	(68,309)	(60,041)
Depreciation	55,146	54,461	50,693
Net	(12,943)	(13,848)	(9,348)

Other Assets
Unrealised gain on hedge arrangements	122	167	—

Notes receivable from shareholders	(667)	—	—

Provision for liabilities and charges National Insurance on Stock Options	79	79	79

Shareholders’ equity under US GAAP	186,209	92,357	130,868

Basis of preparation

The first quarter and full year results have been prepared on the basis of the accounting policies set out in Bookham’s 2003 statutory accounts, and Bookham’s Annual Report on Form 20–F for the year ended December 31, 2003, which is on file with the US Securities and Exchange Commission, consisting only of normal recurring adjustments necessary for a fair presentation of Bookham Technology’s results and financial position as of and for those periods.

On March 8, 2004 the company acquired New Focus, Inc., the net assets of which have been provisionally valued in the first quarter results.  The following table reflects the provisional values.

Under UK GAAP of net assets acquired were as follows and the explanations for these changes are given in the note below.

	Book value	Adjustments	Fair value	Notes
	£’000	£’000	£’000

Intangible fixed assets	—	1,254	1,254	1
Tangible fixed assets	9,352	(1,545)	7,807	2
Stock	2,124	—	2,124
Trade debtors	1,406	—	1,406
Other debtors/assets	2,621	2,165	4,786	3
Cash	57,043	—	57,043
Trade creditors	(5,870)	—	(5,870)
Accruals and provisions	(10,424)	(2,536)	(12,960)	4
Notes receivable	—	667	667	5
	56,252	5	56,257
Goodwill arising on acquisition			50,891

Consideration			107,148

Notes:

1.             Valuation placed upon patents acquired

2.             Write-down of assets to fair market values

3.             Recognition of a royalty receivable

4.             Adjustment to reflect minimum contracted cashflows of discounted lease commitments

5.             Notes receivable from shareholders

The amendments under US GAAP are reflected in the UK/US GAAP reconciliation.

The financial information contained in this announcement for the year ended December 31, 2003, does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.  Statutory accounts of the group in respect of the financial year ended December 31, 2003, which have been delivered to the Registrar of Companies in England and Wales, have been given a report by the group auditors which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act.

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